UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Stephen Fraidin

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852U106	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 257,716,692 shares of Common Stock outstanding as of July 29, 2022, as reported in Aramark’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2022.

CUSIP No. 03852U106	Page 3

1	NAME OF REPORTING PERSON MR BridgeStone Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 257,716,692 shares of Common Stock outstanding as of July 29, 2022, as reported in Aramark’s Form 10-Q filed with the SEC on August 9, 2022.

CUSIP No. 03852U106	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 25,683,393
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 25,683,393

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,683,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 257,716,692 shares of Common Stock outstanding as of July 29, 2022, as reported in Aramark’s Form 10-Q filed with the SEC on August 9, 2022.

CUSIP No. 03852U106	Page 5

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 16, 2019, as amended and supplemented prior to the date of this Amendment (as so amended and supplemented, the “Initial 13D”), relating to their beneficial ownership in Aramark (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and supplemented by the addition of the following:

On August 12, 2022, the Mantle Ridge Funds adjusted some of their option positions. These adjustments served to extend the term of the adjusted options, and to increase Mantle Ridge’s notional exposure to the Company’s shares.

After giving effect to these adjustments, each Reporting Person beneficially owns an aggregate of 25,683,393 shares of Common Stock (including shares underlying Physically Settled Call Options). These shares represent approximately 9.97% of the outstanding shares of Common Stock as of July 29, 2022, based on the disclosure set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022. The Mantle Ridge Funds have additional economic exposure to 21,327,532 notional shares underlying Cash Settled Forward Agreements and CSF-Option Agreements, bringing their total economic exposure to 47,010,925 shares of Common Stock, representing approximately 18% of the outstanding shares of Common Stock as of July 29. 2022, based on the disclosure set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by the addition of the following:

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) All transactions in Common Stock and Physically Settled Call Options effected during the past sixty days on behalf of the Mantle Ridge Funds over which the Reporting Persons have investment discretion are set forth on Exhibit 99.7 hereto and that information is incorporated by reference herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

On August 12, 2022, the Mantle Ridge Funds adjusted some of their option positions. These adjustments served to extend the term of the adjusted options, and to increase Mantle Ridge’s notional exposure to the Company’s shares. After giving effect to these adjustments, their option positions are as follows:

(i) a Physically Settled Call Option covering 7,633,483 shares of common stock with a strike price of $11.45 and a maturity date of March 20, 2024;

(ii) a CSF-Option Agreement covering 6,866,517 shares of common stock with a strike price of $11.45 and a maturity date of March 20, 2024;

CUSIP No. 03852U106	Page 6

(iii) a Physically Settled Call Option covering 15,344,860 shares of common stock with a strike price of $13.50 and a maturity date of June 18, 2024;

(iv) a CSF-Option Agreement covering 13,812,744 shares of common stock with a strike price of $13.50 and a maturity date of September 18, 2024.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR BridgeStone Advisor LLC and Paul C. Hilal

Exhibit 99.2*	Trading Data

Exhibit 99.3*	Stewardship Framework Agreement between MR BridgeStone Advisor LLC and the Issuer, dated October 6, 2019

Exhibit 99.4*	Trading Data

Exhibit 99.5*	Stewardship Framework Agreement Side Letter between MR BridgeStone Advisor LLC and the Issuer, dated December 14, 2020

Exhibit 99.6*	Registration Rights Agreement between MR BridgeStone Advisor LLC and the Issuer, dated December 14, 2020

Exhibit 99.7	Trading Data

*	Previously filed.

CUSIP No. 03852U106	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2022	MR BRIDGESTONE ADVISOR LLC

	By:	Mantle Ridge LP, its sole member
	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1*	Joint Filing Agreement among Mantle Ridge LP, MR BridgeStone Advisor LLC and Paul C. Hilal

Exhibit 99.2*	Trading Data

Exhibit 99.3*	Stewardship Framework Agreement between MR BridgeStone Advisor LLC and the Issuer, dated October 6, 2019

Exhibit 99.4*	Trading Data

Exhibit 99.5*	Stewardship Framework Agreement Side Letter between MR BridgeStone Advisor LLC and the Issuer, dated December 14, 2020

Exhibit 99.6*	Registration Rights Agreement between MR BridgeStone Advisor LLC and the Issuer, dated December 14, 2020

Exhibit 99.7	Trading Data

*	Previously filed.